Exhibit 21.1

CENTURY ALUMINUM COMPANY
SUBSIDIARIES OF THE REGISTRANT

JURISDICTION OF
	INCORPORATION/	NAME UNDER WHICH BUSINESS IS
NAME OF SUBSIDIARY	ORGANIZATION	CONDUCTED

Century Aluminum of West Virginia, Inc.	Delaware	Century Aluminum of West Virginia, Inc.

Berkeley Aluminum, Inc.	Delaware	Berkeley Aluminum, Inc.

Virgin Islands Alumina Corporation, L.L.C	Delaware	VIALCO

Century Kentucky, Inc.	Delaware	Century Kentucky, Inc.

NSA, Ltd.	Kentucky	NSA, Ltd.

Century Aluminum of Kentucky, L.L.C	Delaware	Century Aluminum of Kentucky, L.L.C.

Hancock Aluminum L.L.C	Delaware	Hancock Aluminum L.L.C.